Mail Stop 3561

April 21, 2008

Mr. Mark A. Scharmann
President and Principal Executive Officer
Pacific Alliance Corporation
1661 Lakeview Circle
Ogden, UT 84403

> **Re:** **Pacific Alliance Corporation**
> **Form 10-KSB**
> **Filed April 16, 2007**
> **File No. 0-51777**

Dear Mr. Scharmann:

We have completed our review of your Form 10-KSB noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief